Exhibit 99.1

AuRico Gold Launches Initial Monthly Update on Young-Davidson
Project Remains on Schedule for Production by the End of Q1 2012

Toronto: February 3, 2012: AuRico Gold Inc. (TSX:AUQ) (NYSE:AUQ), (“AuRico”, “AuRico Gold” or “the Company) is pleased to provide the first monthly status update on the exciting Young-Davidson mine located in the prolific Abitibi gold belt in Northern Ontario. The Company remains on schedule to achieve the first gold pour by the end of the first quarter of 2012.

Young-Davidson Project Construction Update

The Young-Davidson Project remains on schedule nearing completion of the 18-month pre-production construction phase. Mill processing construction for commissioning is 92% complete (see figure 1). Over 900 contractors and employees are working towards achieving the first gold pour by the end of March 2012.

“The entire operating team at Young-Davidson remains focused on realizing production by the end of the first quarter and remains confident that this milestone continues to be achievable. As well, the stockpile of open pit ore will ensure there is sufficient mill feed as we ramp up to commercial production. We will continue to provide monthly status reports that will keep investors up to date with our progress as we move from construction to commissioning and onward to commercial production.” stated Peter MacPhail, Chief Operating Officer, Canada and Australia. He continued, “I would like to congratulate all construction and operating personnel for recently achieving 1,350,000 man-hours without recording a lost time injury. This is a tremendous achievement, particularly on a construction project of this scale.”

The following major project milestones have been achieved:

  Mill systems required for initial production are 92% complete.
  All required equipment is on site.
  Mechanical and electrical / instrumentation construction teams have started commissioning activities on process equipment required for initial production, while personnel prepare for operational readiness.
  Open pit operations commenced in November 2011 and are ramping up to targeted levels of 35,000 tonnes per day of ore and waste.
  Approximately 160,000 ore tonnes (approximately one-month mill feed) have already been stockpiled for processing beginning in mid-March.
  Wet commissioning of the mill is on track for early March.
  All senior operating personnel are in place.
  Completion of the 115 kV power line and successful commissioning of the site substation.
  Underground development continues to focus on ramp and shaft access to the 9,590 level (760 meters below surface) where the mid-shaft ore and waste handling systems will be installed. Raise boring of the second leg of the production shaft is scheduled to begin mid-year.

Figure 1: Initial Production Model of mill facility. (Items in green have been installed. Installation of items in yellow are in progress.)

Figure 2: Mill exterior

Figure 3: Mill interior

Figure 4: Open pit operations

Figure 5: Open pit production drill

Figure 6: Headframe construction for Northgate shaft

About AuRico Gold

AuRico Gold is a leading intermediate Canadian gold and silver producer with a diversified portfolio of properties in Canada, Mexico and Australia. The Company currently has five operating properties including the Ocampo mine in Chihuahua State, the El Chanate mine in Sonora State, the El Cubo mine in Guanajuato State, as well as the Fosterville and Stawell gold mines in Victoria, Australia. The first production from the exciting Young-Davidson gold mine in northern Ontario is targeted by the end of Q1 2012 as the mine ramps up to over 200,000 ounces of annual production by 2015. AuRico’s strong pipeline of development and exploration stage projects includes advanced development properties in Mexico and British Columbia and several highly prospective exploration properties in Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

René Marion	Anne Day
President & Chief Executive Officer	Director of Investor Relations
AuRico Gold Inc.	AuRico Gold Inc.
+1.647.260.8880	+1.647.260.8880

Cautionary Statement

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘target’’, ‘‘continue’’, ‘‘estimate’’, ‘‘may’’, and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding anticipated future financial and operational performance, the ability to continue to fund expansion and exploration operations through cash flows, the ability of the Company to optimize and expand its operations and development projects through capital expenditure, the ability of the Company to complete its expansion studies in a timely manner and to achieve positive results therefrom, the ability to realize the perceived benefits of the acquisition of Northgate, the ability of Young-Davidson to commence production by the end of Q1 2012 and to achieve over 200,000 ounces of annual production by 2015 and to meet the timelines for the commencement of mill processing, the ability to accelerate underground production at Young-Davidson, the ability to increase mining rates at Young-Davidson, the ability of the Company to achieve its targets for the continued expansion and development of Ocampo and El Chanate, the ability to improve infrastructure and productivity at El Cubo, Stawell and Fosterville, the future price of gold and silver and the ratio of their prices, the de-risking of operations, future exploration results of the Company’s exploration and development programs and the success of the Company’s exploration approaches, the Company’s ability to delineate additional resources and reserves as a result of such programs, statements regarding the Company’s financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2011 and 2012 results, operating performance projections for 2011 and 2012, the Company’s ability to fully fund its business model internally, 2011 and 2012 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. The operating and financial performance of the Company will be affected by changes in the actual gold equivalency ratio realized in 2011 and 2012. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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